

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2010

James K. Rojas
Chief Financial Officer
Huron Consulting Group Inc.
550 West Van Buren Street
Chicago, IL 60607

      Re: Huron Consulting Group Inc.
              Form 10-K for Fiscal Year Ended
              December 31, 2009
              Filed February 23, 2010
              Definitive Proxy Statement
              Filed March 24, 2010
              File No. 000-50976

Dear Mr. Rojas:

      We have completed our review of your filings and do not have any further comments at this time.

                                 Sincerely,

                                 Kevin Woody
                                 Branch Chief